19007914

SECI

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PPG Place, Suite 1700
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lieberman (412) 697-5364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct, Suite 500 (Address) Auburn Hills (City) MI (State) 48326 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SUSAN M PAULAUSKAS
Notary Public
CITY OF PITTSBURGH, ALLEGHENY COUNTY
My Commission Expires Jun 24, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP as of December 31, 2018 and the related statements of operations, changes in partner's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Schneider Downs Corporate Finance, LP's management. Our responsibility is to express an opinion on Schneider Downs Corporate Finance, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Schneider Downs Corporate Finance, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Schneider Downs Corporate Finance, LP's auditor since 2005.
Auburn Hills, Michigan
February 26, 2019

Schneider Downs Corporate Finance, LP

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	482,412
Accounts receivable, net of allowances of $0		
Billed		127,145
Unbilled		1,453
Due from affliated entity/owner		89
Prepaid expense		21,730
Deferred contract asset		163,699
Total Assets	**$**	**796,528**
Liabilities and Partners' Capital		
Accounts payable, accrued expenses, and other liabilities	$	57,367
Deferred contract revenue		163,699
Due to affliated entity/owner (Note 5)		47,930
Partners' capital (Note 2)		527,532
Total Liabilities and Partners' Capital	**$**	**796,528**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations and Changes in Partners' Capital
For the Year Ended December 31, 2018

Revenues		
Billings and other income	$	1,176,534
Expenses		
Employee compensation and benefits (Note 7)		892,389
Regulatory fees and expenses		15,395
Occupancy (Note 5)		36,000
Marketing expense		31,046
Professional services		39,251
Management fees (Note 5)		218,128
Other operating expenses		105,751
Total expenses		1,337,960
Non-operating income		
Interest income		4,346
Net Loss		(157,080)
Partners' Capital at January 1, 2018		673,864
Partner contributions		16,105
Partner retirement return of capital		(5,357)
Partners' Capital at December 31, 2018	$	**527,532**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net loss	$	(157,080)
Changes in:		
Receivables		6,160
Other assets		(168,630)
Due to/from affiliated entity/owner		41,022
Accounts payable, accrued expenses, and other liabilities		96,831
Net Cash Used in Operating Activities		(181,697)
Cash Flows from Financing Activities		
Partner contributions		16,105
Partner retirement return of capital		(5,357)
Net Cash Provided by Financing Activities		10,748
Net Decrease in Cash and Cash Equivalents		(170,949)
Cash and Cash Equivalents at Beginning of Year		653,361
Cash and Cash Equivalents at End of Year	$	**482,412**

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under SEC Rule 15c3-3(k)(2)(i).

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting.

Revenue Recognition - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirements in Topic 605, Revenue Recognition. The Company has determined to use the modified retrospective method of adoption, which does not require the restatement of prior years. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices to performance obligations identified; when to recognize revenue based on the Company's completion of a performance obligation under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A) and real estate transactions. Revenue for M&A advisory arrangements and the related expense reimbursements are generally recognized at the point in time that performance under the engagement is completed which is typically the closing date of the transaction or when the contract is cancelled. Revenue for real estate contracts is generally recognized as front-end commissions at the point in time our performance obligation is completed, which is typically when the equity raise is completed. Management fees related to real estate contracts are recognized over time as investor relations work is performed by the Company. Back-end commissions, which are based upon the ultimate sales price of the real estate, are recognized at the point in time the sale of the development occurs, as there is a high degree of uncertainty as to the amount and as to when the sale will occur. Other advisory services are generally recognized over time as the customer receives the benefits.

Revenue Recognition, continued

$21,050 of revenue recognized in 2017 is recognized in 2018 with a corresponding adjustment to beginning Partners' Capital. Also recognized in 2018 is $21,050 of expenses that were recognized in 2017, with a corresponding effect to beginning Partners' Capital. As of December 31, 2018, $163,699 of non-refundable retainers and costs to fulfill contracts have been deferred and will be recognized as revenue and expense when the performance obligations have been satisfied.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. No allowance was recorded at December 31, 2018.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements Not Yet Adopted - In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes current lease accounting requirements. This new ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with limited exception for short-term leases. The standard is effective for annual reporting periods beginning after December 15, 2018. Upon implementation, the Company's lease payment obligations will be recognized at their estimated present value along with a corresponding right-of-use asset. The adoption of the new standard is not expected to have a significant impact on the financial statements of the Company.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 26, 2019, which is the date the financial statements were issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $213,416, which was $195,483 above the required net capital of $17,933. The Company had aggregate indebtedness of $268,996 at December 31, 2018, which includes $163,699 of deferred revenue.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $218,128 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2018. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2018.

Amounts due to affiliated entities totaled $47,930 as of December 31, 2018.

Note 6 - Concentration

During the year ended December 31, 2018, three customers accounted for approximately 90 percent of total revenue. As of December 31, 2018 one customer accounted for approximately 84 percent of total accounts receivable.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued employer contributions total $49,070 for 2018, to be paid in 2019.

Schneider Downs Corporate Finance, LP

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Net Capital		
Total partners' capital	$	527,532
Deductions and/or charges		
Non-allowable assets:		
Receivables		(127,234)
Other assets		(186,882)
Net capital before haircuts on securities		213,416
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	**$**	**213,416**
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other liabilities	$	221,066
Due to affliated entity/owner		47,930
Total Aggregate Indebtedness	**$**	**268,996**
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	17,933
Excess net capital	$	195,483
Excess at 1000%	$	186,516
Ratio: Aggregate indebtedness to net capital		126%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2018)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2018.

See Notes to Financial Statements.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Schneider Downs Corporate Finance, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Schneider Downs Corporate Finance, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption provisions throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 26, 2019

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 8, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Schneider Downs Corporate Finance, LP is a broker/dealer registered with the SEC and FINRA
- Schneider Downs Corporate Finance, LP claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2018
- Schneider Downs Corporate Finance, LP has met the identified exemption provisions of paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2018, without exception.

Peter J. Lieberman, Chief Executive Officer

2/8/2019
Date